  EXHIBIT 99.2

Notice of Availability of Eldorado's Modern Slavery Report

You are receiving this notice as a Eldorado Gold Corporation (“Eldorado”) shareholder

Notice and Access

We are using notice-and-access procedures to deliver our Modern Slavery Report for the financial year ended December 31, 2024 (the “Report”) to both registered and non-registered shareholders. This means that the Report is being posted online for you to access, rather than being mailed out. This notice includes information on how to access the report online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. This notice is provided to you in accordance with Section 13(2) of the Fighting Against Forced Labour and Child Labour in Supply Chains Act, which requires Eldorado, as an entity incorporated under the Canada Business Corporations Act, to deliver the Report to its shareholders.

Accessing the Report Online

The Report is available on our website (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-agm) as of May 2, 2025. You can also access the Report through our public filings on the SEDAR+ website (www.sedarplus.ca) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.

How to Request a Paper Copy of the Report

Upon request, we will provide a paper copy of the report to any shareholder, free of charge, for a period of one year from May 2, 2025. To request a paper copy, or if you have any questions regarding this notice or notice-and-access, please contact us as follows:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free) f: 1 604 687 4026	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

A copy of the report will be sent to you within five business days of receiving your request.

Although notice-and-access is being used as a means to deliver the Report to shareholders, it should be noted that the Report is not part of the proxy-related materials being delivered to shareholders in connection with our 2025 annual and special meeting of shareholders and does not relate to any matter being voted upon by our shareholders at such meeting.

ELDORADO GOLD | Notice of Availability of Modern Slavery Report 1